Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

TEREX CORPORATION AND KONECRANES PLC MERGER CALL: TRANSCRIPT

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by, and welcome to the Konecranes-Terex Merger Conference Call. At this time, all participant lines have been placed in a listen -only mode. After the speaker's remarks, there will be a question-and-answer session. [Operator Instructions]. Thank you.

It is now my pleasure to turn the call over to Tom Gelston to begin. Please go ahead, sir.

Thomas Gelston

Thank you, Maria. Hi. This is Tom Gelston, Vice President of Investor Relations for Terex Corporation. Good morning to those in the United States and good afternoon to those of you joining us from Europe. I want to thank you for joining us and our discussion of the merger transaction announced today by and between Konecranes and Terex.

Those on the call today are Ronald DeFeo, Chairman and CEO of Terex; Dr. Stig Gustavson, Chairman of the Board of Directors of Konecranes; and Pekka Lundmark, President and CEO of Konecranes.

Turning to slides 2 and 3, so before I turn the call over to the three gentlemen, let me begin pointing your attention to the forward-looking statement disclaimers on slides 2 and 3 of the investor presentation that has been posted on both company's investor relations website.

While I'm not going to read them into the record on this call, I encourage everyone to review them and understand fully the risks and uncertainties contained in statements made in the presentation, as well as the basis for certain non-GAAP measures.

Thank you. And with that, I will turn the call over to Dr. Gustavson of Konecranes. Please begin.

Stig Gunnar Gustavson

Yeah. This is Stig Gustavson, speaking from the sunny Helsinki in Finland, Europe. I'm really glad to have you all here onboard in this occasion triggered by the fact that yesterday, simultaneous board meetings in Helsinki, Finland, and Connecticut in United States, the boards of Terex and Konecranes unanimously decided to merge our companies. Now, we would like to share some of the details of this transaction, which brings together two companies, both of them, both of us leaders in our sector.

This will position us to form a leading global lifting and materials handling solutions company. We elected to call the company Konecranes Terex. It is really a defining moment for both of our companies. We had $10 billion or €7 .5 billion in combined revenue in 2014. Here I must add the remark, this is where currencies were last year.

We will achieve critical scale in our operations which will enable us to remain competitive in the context and quite intensifying global competition, including from low-cost countries including also emerging market players. We will be able to deliver extraordinary benefits in terms of innovation and service to our customers.

This will allow us to drive revenue growth, through an enhanced offering and cross-selling opportunities, and to drive margins by taking advantage of the range of synergies. Together, this will enable us to deliver significant value to our shareholders immediately and also in the long term. We would like to share with you today an overview of the extremely compelling strategic benefits behind this combination, and we will be available to give you an opportunity for questions afterwards.

I will begin with the snapshots of the details of the transaction. It is a true merger of equals. As the companies have come together from the outset with that mission in mind, we will combine our businesses to form a really global company. As you have known, from the press release, it is a stock-for-stock merger under which Terex shareholders will receive 0.8 Konecranes shares for each existing Terex share. This will give Terex shareholder a 60% – approximately 60% ownership in the new company and Konecranes, respectively, 40%. It is planned that following the closing of transaction, there will be a $1.5 billion or €1.4 billion share buyback plan. This plan is intended to be executed within 24 months after closing.

From a governance perspective, the Chairman of Konecranes – that is me – will become Chairman of the combined company. And the CEO of Terex will become the CEO of the combined company. We expect the combined company to be incorporated in Finland and to be listed in Helsinki and on the New York Stock Exchange. The company will also have significant headquarters in Hyvinkää, Finland – that's only 40 minutes north of Helsinki, closer to the airport, actually – and Westport, Connecticut, United States.

You will hear about the financial benefit of this transaction in a few moments, but I should importantly add that it is expected to be accretive to shareholders for both companies in the first full year after closing. It will derive from the very significant synergies of at least $121 million or €110 million and an additional post -tax income benefit of $35 million or equivalent to €32 million. The implementation costs are expected to be $101 million or €110 million in one-time costs. We do expect the transaction to close in the first half of 2016 following, of course, shareholder votes in both companies and normal closing condition, including the regulatory approvals.

Now, I'm moving to slide number 5. Let's for a while review the overall arching strategic rationale of this merger. First and foremost, our operations are highly complementary. Together, we have a well -balanced business in terms of product and service offering, as well as a geographical presence. Importantly, we share a product – we share key product categories, which we will go through in some detail, with a great ongoing opportunity to further build them by capitalizing on important growth trends in our market. In terms of this product, we are proud to have a portfolio that's among the best and most trusted brands in our businesses.

Our path forward will be to take advantage of the critical scale this merger provide us in order to invest both in technology and in new products. This will further differentiate our organization as the leader in the market even in a highly challenging environment. In short, we will be in a position to offer a more robust portfolio of products and solutions for customers, while also creating a platform to further sustain growth through maintenance services offering.

While we capitalize on these opportunities, we will, at the same time, be working to maximize the efficiency and agility of our operations. Together, we will intend to be a lean organization allowing us to realize significant upside from the recovery in the end markets that we serve. We feel confidence in the plans we have ahead of us to achieve that.

Now, when we turn to slide 6, I would give it over to Mr. DeFeo. Please, Ron.

Ronald M. DeFeo

Thank you, Stig. It's really a pleasure for me to be with you here today to announce this extraordinary combination and merger of equals. It's a day that has come after years of hard work and focus on changing Terex and looking to the future to create a worldwide company with scale and reach to pursue opportunities that only come from global leadership.

Through the organic growth and acquisitions we've undertaken over the years, we've been building towards this day. As Stig mentioned, Terex and Konecranes are both leaders in critical product categories including industrial lifting, port solutions that when combined with our partner, Konecranes, will provide a terrific product offering globally.

And of course, we will continue to be a strong participant in the Aerial Work Platform category and Cranes businesses and our Materials Processing business as well. Together, these businesses account for 92% of our combined revenue, where we'll be clear leaders on the basis of the business done in 2014. In these businesses, we see clear road maps to enhance our combined product and service offerings and drive even further growth as our end markets improve.

Turning to slide 7. As many of you already know, part of any successful company needs a strong family of brands. Our strong conviction lies entirely in the power of the brands that we are bringing together in this transaction. The names you see on this slide are the finest in the business known for their quality, innovation, customer responsiveness, and performance. I won't read through all the names, but suffice it to say they are highly complementary when combined with the Konecranes name and many of the brands under the portfolio of the Konecranes Corporation. Having this range of products and brands as one offering will yield considerable cross-selling opportunities for us, as well as clear benefits for our customers to simply their purchasing. It truly sets us apart.

Let me now turn to slide number 8. We're excited about this very well-balanced business and geographic profile that you see presented here on the slide. This slide speaks to the highly complementary nature of our businesses and how it underscores our primary goal of being a stronger, more competitive and more global lifting-and-material-handling company. That's not by coincidence that we've picked that. Our intention here is to be focused in these areas. As you see in terms of our mix, when combined, approximately 45% of our business will be in the industrial lifting and port solutions area. Because of the long-term trends we see with substantial need for replacement and increasing level of automation coming down the line, these are highly favorable businesses in which to have a leadership position.

Key contributors, in addition to that, are Aerial Work Platform business which, as many of you know, is a terrific franchise, highly profitable; and our crane business which we have a strong position in today but not as strong as we'd like and we'll continue to work that; and our Materials Processing business where we're the number one mobile crushing and screening company in the industry. These are highly advantageous product areas for us and we expect long term, very solid, if not, robust customer demand.

Moving down the slide, customers demand and the need for service is intense and will be a significant differentiator in terms of how our customers choose the companies to buy from. From Terex's perspective, we're just really excited to participate and learn from what has been a historically strong part of the Konecranes Corporation as you can see on the slide. Konecranes has made service delivery a key part of their business and together with our existing strength, which are not insignificant we expect to be an even gr eater leader here tomorrow. And this is clearly where we will execute against the belief that sale sells the first product, but service really sells the rest.

Finally, in the bottom of this page you see our business as very well balanced from a geographic perspective. Breaking down what you see here a bit, Konecranes is strong in Northern Europe, North America and China. And for Terex, our primary markets are North America, Germany, Southern Europe, South America and Southeast Asia.

When you look at our combined businesses, we are roughly distributed in thirds with our largest footprint in the Americas, followed by Europe and then the rest of the world. The balance is really quite helpful from both the business diversification perspective and the currency standpoint. We think this will serve us well over the long term.

Turning to slide 9, we think being a global leader in lifting and material handling needs to be done at the right time. And we believe now is the right time. We're creating this company at a time when both our companies, while being leaders in their sector, the ability to withstand global headwinds is only going to be enhanced by joining forces, and on the flip side when we are positioned together to capitalize on tailwinds when they happen.

The current environment, as everyone on this call knows, is, however, challenging. Muted global growth trends have led to uncertainty in our end markets with weakness across key commodities and the depressed market in terms of non-residential construction. We are, however, seeing some recovery in residential construction, which we are watching closely.

As pointed out on this chart, currencies remain volatile as we have all seen from companies reporting earnings in recent weeks and months. This has been a very significant impact on U.S. exports, whereas European exports have actually benefited.

Having said all this, there are very important bright spots in the marketplace in terms of the opportunity we see ahead. Equipment fleets are aging. This leads to clear needs for service, an important area for our combined businesses, which will move from strength to strength, as well as when replacement demand starts to grow again.

There's also an aging industrial workforce, creating a need for outsourced service. In this case, in-house technical expertise needs to be outsourced. We will be ideally positioned to help our customers as they face this growing trend.

Now, I'd like to turn it back to the Konecranes' team to cover the next several slides. Stig?

Stig Gunnar Gustavson

Yeah, on the next slides – yeah, thank you, Ron. The next slides will be focusing on the benefits of industrial lifting and port solutions. And here, I wish to give it over to our CEO, Pekka Lundmark. Pekka, please.

Pekka Ilmari Lundmark

Thank you, Stig. This is Pekka Lundmark. I've been CEO of Konecranes for the past 10 years since June 2005. And as some of you may know, it was announced in April that I will leave Konecranes and become CEO of an energy company, Fortum, in the beginning of September. Just for the sake of clarity, I want to confirm that these two transactions are totally unrelated. My move to Fortum was announced in April and the series discussions about this deal were started in May.

I would like now to spend a few moments going through the benefits, this transaction will allow Konecranes and Terex to realize in our largest business, industrial lifting and port solutions, which will represent approximately 45% of the combined company.

Konecranes and Terex will be a global service organization with critical mass and scope. This merger will give us the opportunity to combine the world's largest installed base of industrial cranes, that of Demag, with the capabilities of the combined service organization of the two companies. Together, we will not only have a larger base of knowledge and capability but also a major growth potential from each of those services; those that exist today and those that we can create together.

If we fully capitalize on our combined networks and service concepts, we are better positioned to unlock the approximately $7.7 billion or €7 billion in-house service market, meaning technical services, maintenance services that our customers own service organizations today is secure. In our Port business, we have the opportunity to consolidate our technology and marketing capabilities into a complete product offering with global reach.

This is based on our complementary product portfolios, which will enable us to provide specific solutions for customers. In port cranes, the portfolios are highly complementary. Terex has a strong position exactly in those areas where we are weaker or not a player at all: straddle carriers, horizontal transportation or automated guided vehicles and mobile harbor cranes. The combined company will be a strong equipment and service partner to meet with all the acquiring company requirements from the consolidating port operator industry.

Slide 11, Industrial Lifting, this transaction gives us both the scale and synergy opportunities to enhance our competitive position in an increasingly competitive environment, where there is a growing number of new vendors from emerging countries.

Among the first priorities of the integration will be will be the realization of production savings, as well as to truly capitalize on the benefits of our scale in terms of our sourcing in order to offset the cost advantage that our lower-cost competitors enjoy.

Following on what Ron mentioned, our broad but balanced geographic reach serves us well. As a bigger and more global business, we can better serve our customers no matter where they are, a key advantage. And of course, we will have critical mass in emerging markets, another avenue towards ongoing growth.

Greater scale, of course, means greater resources that can be invested in the critical growth engine of technology development, including automation and software, while reaping scale benefits in terms of R&D efficiencies. Leadership in technology is important to sustain the viability of manufacturing in higher- cost regions, and we have learned to be foremost on the minds of our customers. We are fortunate that both Konecranes and Terex have a heritage of focus on technology development among the many important similarities in our corporate cultures.

Before I turn it back to you, Ron, in conclusion, I would just like to say that I think this is a terrific deal for both companies, and I'm really glad that we were able to get it to the announcement phase here before I leave.

Back to you, Ron.

Ronald M. DeFeo

Thank you, Pekka, and thank you for your help through this period. I know that you'll be cheering us on as we go to create one heck of a great company going forward.

Turning to slide 12, I must say before we get into the details of the synergies that this is at this stage of preliminary view. We have looked into some detail. We have team members at both companies that really understand how to drive synergies from the business. They've done it before and they participated at some level of detail. But at this stage, it's just our view, overall, as to where the synergies will come from. They fall into four general categories. We see approximately 30% coming from procurement; specifically supply chain optimization, insourcing and outsourcing more efficiently, and freight and logistics efficiency as well. We know there's opportunities from the supply chain particularly at this stage of the cycle and believe we can harvest those.

And an additional 20% we feel will come from operations namely, optimizing our manufacturing footprint and improving capacity utilization. In terms of SG&A, those efficiencies we expect to be the source of about another 20% of synergies that are planned. They would include IT consolidation and optimization in terms of engineering and the research and development spend.

Finally, corporate and financial makes up the balance with consolidation expected in corporate areas as we bring our companies together over the next several years. Now we also have a range of plans to enhance the efficiency of our combined capital structure.

Taken together, we've identified annual operational synergies of at least $121 million or €110 million and an additional $35 million or €32 million post tax income benefits from financing cash management and structure optimization anticipated to be fully implemented within three years from closing. This includes run rate net income benefit of an expected $119 million or €109 million with incremental upside that's not anticipated here, but we will drive to achieve from cross-selling and further corporate and financial synergies that we anticipate identifying through the integration process. So lots of work to do, lots of detail to develop, but a pretty good understanding as to where we can get substantial synergies both pre-tax and post-tax.

Turning to slide 13. This slide makes it clear in financial terms the opportunity we see in our companies coming together. On a combined basis, the combined company will have $10 million or €7.5 million in revenue as it did in 2014, making us a sizeable player across the sector and a true leader in Industrial Lifting and Port Solutions. We target that in the midterm Konecranes Terex would deliver significant profitability upside based on expected market growth; internal profitability initiatives that are already implemented in some cases; and synergies resulting from the merger that I previously covered.

Based on Konecranes' and Terex 's internal midterm outlooks and the combination of the described expectations, the parties would seek to achieve revenue growth of more than 10% and operating profit increase of significantly more than 50%, in each case this is on a euro basis, for Konecranes Terex within three to four years from closing when compared to 2014.

Turning to slide 14, in addition to the accretion expected through this transaction and the ongoing revenue and profitability growth opportunities, this transaction also leaves the combined company in a healthy financial position. In short, our enhanced capital structure and free cash flow is expected to support enhanced returns to shareholders, including the maintenance of the Konecranes' dividend level at €1.05 per share. The capital structure will leave us with leverage of 2.3 times net financial debt to EBITDA, as we have committed financing in place to refinance existing bank facilities at both Terex and Konecranes as needed. So, committed financing is already established. And we expect to have liquidity of $1.3 billion or €1.2 billion through cash on -hand and undrawn revolvers.

With that, I'd like to turn it back to Stig, who will cover capital allocation and synergy implementation.

Stig Gunnar Gustavson

Okay. Thank you, Ron. And we turn to slide 15. Further to Ron's overview, the parties would seek to achieve free cash flow generation of approximately $2.8 billion, equivalent of €2.6 billion, from 2016 to 2018. Konecranes' dividend is expected to be maintained with an initial level of €1.05 equaling $1.15 per share. Then, we have the intention to strengthen the balance sheet over time.

We go continue on slide 16 on the synergy implementation. As we move towards closing, our teams will be working in close coordination to further refine our integration plans to maximize the benefit of the clear strategic operation and financial benefit of this merger.

Until the closing, we of course have to work and we will work as separate competing companies and observe all the regulatory do's and don'ts. But there are many areas where we can already start the planning sessions and the planning work. And we will put in place a very specific implementation plan. A Board subcommittee will also be established to oversee integration.

The objective, of course, of these efforts will be to ensure delivery of the synergies as soon as possible. We hope to be hitting the closing date with all the flags flying. We have a target of $119 million or €109 million of annual after - tax benefit by the end of the year three. Of this, this is really important, the $63 million or $58 million is to be implemented within 12 months from closing. So, these are the main parameters here.

Now, again over to Ron on conclusion.

Ronald M. DeFeo

Great. Before we open the line to your questions, maybe a follow-up as you would limit them just to makes sure everyone gets a chance to ask a question, let's quickly say that this is an outstanding transaction with clear, near and longer-term benefits. Our companies have worked hard to put this together. We've had long and great respect for each other. And as we move through this process of coming together, it has been clear to each of us at every step that we share important cultural similarities including our orientation to customers, a focus on technology, the importance of scale, a commitment to our communities, and a desire to achieve a leading position in the industry on a global basis.

This is a transaction which starts and begins with the idea of being a merger of equals to make tomorrow's company better than today's company. We're excited about it. We're happy to take your questions.

Operator, let's now open it up.

QUESTION AND ANSWER SECTION

Operator: Thank you. The floor is now open for questions. [Operator Instructions] Our first question comes from the line of Jamie Cook from Credit Suisse.

Q - Jamie Cook

Good morning and congratulations. I guess I have two questions. The first and most obvious is it's unclear who will be the CEO of Kone-Terex. And, Ron, I'm sure as you know, this has been a big question in investors' minds for Terex I think it will become even more important given the size of this transaction and in terms of who owns the deal. So, why couldn't we get this done? In conjunction with this, when can we expect color and why wouldn't this be a risk associated with the deal?

The second question relates – I understand the strategic rationale behind the deal, but, Ron, I also sort of wanted to get your feel or your view on how important was this transaction in terms of diversifying Terex in particular given the concerns that we're seeing right now with Aerials and lack of a Crane recovery. Thanks. And I'll get back in the queue.

A - Ronald DeFeo

Thank you, Jamie. Let me address the CEO succession question. And really it's a question of leadership, depth of management, the talent that exists in both of these companies. No company is subservient to an individual. The individual, in most companies, is subservient to the betterment of the overall organization. I think we have a very strong management team at Terex, and I think Konecranes has a very strong management team in place there as well.

It's been pretty clear to most people who follow Terex that my contract ends at the end of the year. And as I have said publicly, and I'm not intending to make news here today, that the board is focused on the succession plan with both internal and external candidates. It's also pretty clear in the material that we released here today that the Terex CEO is intended to be the CEO of the combined companies. It's certainly my objective to see this through as far and as long as the board would like.

But it's also pretty important to communicate that this will be a collaborative effort where the Terex board, in looking at plans for CEO succession, would certainly consult with the Konecranes board. And obviously, we choose the best person from all available talent, internally and externally. We'll make sure that that individual is well suited to run a company of the scale and well-suited to do integration. Certainly Dr. Gustavson with his many years of experience at Konecranes and his commitment to be the chair of this company for the next several years, and my personal commitment to help in any way possible, along with the excellent and deep talents that we have in each of the enterprises should give investors confidence that this really isn't a risk, but in fact this opportunity creates an even better opportunity to get the best and brightest to come and to lead this new company.

With regard to your second point about the rationale for the deal, this deal is done from a position of strength and not from a position of weakness. It is not our view that Aerial Work Platform business is about to roll over markedly, okay. It is our view that Aerial Work Platform is not going to grow substantially, but that was our view yesterday, and it was our view the day before yesterday, as you well know, and we have been planful in our view consequently that Terex piece alone has been focused on $202 million of self-help initiatives that we reported on our last call. So, certainly, there's a lot of good things we can do in our non-industrial lifting and port solutions business to help there.

Having said all that, very seldom can you find the amount of synergies that are possible between our two businesses to be captured with this attitude of a merger of equals to be champion, so that we can build essentially a much greater company with a bigger diversity. So, I think all in all, we're doing this out of a position of strength and opportunity and not out of a position of weakness.

Q - Jamie Cook

All right. Thanks. I'll get back in queue. Sorry.

A - Stig Gunnar Gustavson

May I also from the Kronecranes' side make a very brief comment on these two questions. First, the CEO question. It is actually declared that that moving forward, we will tap from the talent base of both companies. And, therefore, it is only good management but we do it in close collaboration between the boards of both companies. We have already specified the main points of the qualifications that will be important for the new oncoming CEO.

When we speak about AWPs, I have to remark that I am the ex -chairman of one of the biggest customers for those here in the Scandinavian space. And I share Ron's view on the future of that business completely. Thank you.

A – Ronald DeFeo

Thank you.

Q - Jamie Cook

Thank you.

Operator: Our next question comes from the line of David Raso of Evercore ISI.

Q - David Raso

Hi. Good morning, good afternoon. I was just wondering if you could help us a little bit on the earnings power incorporating all the data and specifics you provided for 2019 to 2020. The calculation I'm coming up with is an EPS number – including the share repo gets completed and so forth – of north of $4.50 a share. Just to help people kind of frame it given all the moving parts here, would you be able to, at least bigger than a bread basket, kind of bless that type of number.

A - Ronald M. DeFeo

You know, David, I don't think we want to – I'll speak. Stig, I'm sorry.

A - Stig Gunnar Gustavson

Yeah, go on.

A - Ronald M. DeFeo

If I could get started? David and I have known each other for some time. So, I have a sense of your line of questions, David. There's a lot to get completed here in order to get to the answer you're looking to achieve. But I would be disappointed if the earnings power wasn't equal to that number or greater. But I don't think we're ready to give a very specific number at this stage because of course how we manage the balance sheet, our ability to repurchase shares and at what price we repurchase the shares, they're all going to impact that net EPS number.

But suffice it to say, this is a very good financially strong enterprise. I mean, the leverage statistics of the enterprise are going to be acceptable. The cash flow should be strong. The dividend we expect to pay should be high and the diversity and focus of the revenue, whether it'd be on service or geography, should help balance this enterprise. So, I think the financial characteristics of this company are clearly going to better together than either one of us apart.

Q - David Raso

And that – then, the idea of getting the deal done, the European regulatory hurdles seemed to be – maybe an area of really some potential headwind. Can you discuss a little bit just given both of your company's strong positions individually in Europe, now obviously combined even stronger.

A - Ronald M. DeFeo

Stig, why don't you start on that?

A - Stig Gunnar Gustavson

Yeah. I can do that. Surprisingly, although we work in the same business area, industrial lifting, we are geographically very complementary. Because of its history, Terex is stronger, the further south you go, we are stronger the further north you go. But of course, we already said in the ports business, the same applies. Terex is strong in mobile harbor cranes, the smaller cranes; we are stronger in the bigger ones. They are the Gottwald brand, and we do the Post-Panamax, the real big stuff.

Then when it comes to service, there again, this is a highly fragmented business all around. There is no dominant player here, and we do not expect too much difficulty there. Also, the business of lifting is a very, very diverse business. There are many competitors. There are both distribution of the lifting equipment that are crane builders. There is a big, the important feature is that this being an industrial product, meaning that every deal is made through bids, it's more important for the authorities that after the merger there will be a meaningful amount of a good competitors still around. The market share in the bidding business moves very much up and down and it's very volatile.

So, therefore, we have, of course, taken advice on this one as deeply as we can ever do. Therefore, we are pretty confident that we will be able to prove this true. I have to say also the caveat that in the end in Europe, there is a political term to it which is very difficult to predict. But, again, we have taken as good advice as we have been able. And therefore, our confidence level is high.

Q - David Raso

And my last question, I'll pass the baton. When you look at the cash flow, the $2.8 billion from 2016 to 2018, assuming it's somewhat spread out evenly, caught $800 million, $900 million then $1 billion, it is implying a free cash flow per margin, right, on the revenues. And nearly, 9% which, my understanding of Terex, obviously, stronger over the years than Konecranes. It's a pretty lofty free cash flow assumption, and I'll wrap up with this. Can you just take us through a little bit, maybe more in a concrete fashion how the cash flow characteristics of the combined company get that much greater? Because, obviously, it's important on funding the dividend, the repo, and the whole story. So, I'll leave it there, and thank you for your answer.

A - Ronald M. DeFeo

Okay, David. We're at the early stages of building this great company, and a detailed financial cash flow statement and balance sheet, of course, we have our financial model, and we have a number of critical assumptions built into that. The most basic assumption is that we achieve the synergies and execute on the share repurchase, as previously committed, but also harvest the strength and what we believe is a modest recovery that is anticipated in both the Konecranes business and then the basic Terex business.

I do think, in general, we will see a near-term, slight slowdown in our AWP business, but I think that will reaccelerate in the out-years, and that will be a source of substantial cash flow in addition to the very strong cash flow expected from Konecranes and the Demag combination. Konecranes has historically been an excellent cash flow producer. Terex has been an episodic cash flow producer. Some years we have great cash flow and other years we struggle. I think this will balance us out.

And I think the thing I'd like to point to is, there are huge opportunities that we see in services. It is not insignificant, the fact that Konecranes has such a substantial service business component. And it's also not insignificant that a lot of the equipment that they service has the Demag name on it. Together, we think we can actually build and deepen that service franchise around the world, which will be an even more reliable cash flow going forward.

Q - David Raso

Okay.

A - Ronald M. DeFeo

Next question.

Operator: Our next question comes from the line of Matt Vittorioso of Barclays.

Q - Matt Vittorioso

Great. Good morning and thanks for taking my questions. First, just for bondholders out there, the existing Terex bonds, could you talk about implications for those notes as this transaction goes through? I suppose the merger would trigger a change of control. Anything else we need to be mindful of with regard to the indentures of those bonds?

A - Ronald M. DeFeo

I'm going to ask – if it's okay, Stig, I'm going to ask Kevin Bradley to answer that question. He is here.

A - Kevin Bradley

Yes. That's right...

A - Stig Gunnar Gustavson

Absolutely. Go on, Kevin.

A - Kevin Bradley

Thank you, Stig. The combination will trigger a change in control, that's accurate. As Ron had said earlier, the financing is in place to accommodate that. We will be going out shortly with the consent solicitation to our bondholders to try to put that to bed. But in any event through closing, we have all of the financing commitment from Credit Suisse to handle the transition of the bond change of control issue.

Q - Matt Vittorioso

But just to be clear, as you look at the indentures there, there are no other tests or aspects of the indentures that would require to take the bonds out it is just changing control?

A - Ronald M. DeFeo

It's a change in control, yes.

Q -  Matt Vittorioso

Yeah. Okay. And then just a quick follow-up more of a big picture sort of as we talked about where we are in the cycle when we think about past cycles. From a credit perspective, as I think about this balance sheet and how does it improve with the combination, you talked about going out there and getting a $1.5 billion of share repurchases going in the first 24 months following the transaction, maybe just talk about that and how we went into the last downturn, you'd bought some shares then you had to reissue shares at a lower price. I mean, what gives you confidence that with the business slowing down a bit in the top line in the first six months of the y ear that this is the time to go out and be aggressive and buy back shares, if you could just sort of give us some big picture thoughts on that, that would be helpful. Thanks.

A - Ronald M. DeFeo

Yeah. Let me take that because that really comes out this question from a Terex perspective. What I'd really like to say is we're building a new company here. When we come together, it's going to look quite different as a business than it did in the past. Some of the same dynamics will certainly apply.

And obviously, we will look at our share repurchase plan logically and thoughtfully and the new board will monitor and oversee how that share repurchase will be done. It is anticipated that $500 million of that share repurchase will be done quickly and initially, but that we would complete the balance of it over the next 24 months. If market conditions tell us that's a bad timing to do that, we'll obviously reevaluate that. But our game plan is to execute it in order to minimize dilution, it's simple and straightforward as that.

Q - Matt Vittorioso

Thank you very much for your time. I appreciate it.

Operator: Our next question comes from the line of Joe O'Dea of Vertical Research.

Q - Joe O'Dea

Hi. Good morning. Could you talk about the in-house service opportunity with the combined entity, and what it is about the better scale that you'll have or whether there are underlying kind of trends at the customer level to support moving some of that in-house revenue opportunity outside and kind of how quickly we could something like that develop?

A - Ronald M. DeFeo

Could I ask Stig or Pekka maybe to comment on that.

A - Stig Gunnar Gustavson

Yeah. I'll hand it over to Pekka to answer this question.

A - Pekka Ilmari Lundmark

Yeah. This is clearly one of the key opportunities of this whole deal. We estimate that when we look at factories and ports of this world today, approximately two -thirds of the money that they've spent on crane maintenance is in-house spend. Especially large customers, process industries, ports, large industrial players, they typically have the tradition of maintaining a pretty strong in-house technical organization that often even has a department that creates its own cranes specifications. And then, of course, they take care of the maintenance.

And we have started to see the outsourced maintenance market primarily grow from smaller, medium -sized companies who do not have these resources. But now, for several reasons, and the biggest one being the fact that we've been able to show to these customers that it is actually a pretty good deal for them to outsource the maintenance because we are able to use service technicians flexibly across multiple customers, and we'll get a much better utilization rate on their work, they have started to see that it is a pretty good deal to buy those services instead.

This comes at the same time when in the western world the baby boomers are retiring. And the interesting thing is that the baby boomers are typically the ones who possess the technical expertise in the maintenance departments. And these customers have a growing difficulty to attract young people to take care of those type of tasks. And that is increasingly building to the appetite by the customers to outsource more and more, and focus on their core business. And this leads us to believe that this share which is two -thirds of the total spend, which is today in-house service, will gradually be outsourced. And that is the thing that creates the opportunity in this merger.

A - Stig Gunnar Gustavson

Yeah. This is something we see in markets after markets happening. There are two more specific reasons why we believe this is the way it will go. One, is the nature of modern cranes. In the old days, cranes used to be a fairly simple mechanical gadgets, with electrical motor or gear box and a wire of drum. Today, we see an increasing complexity with computerized – computer controls, et cetera, being integral parts of the cranes, another trend which also then calls for very specific expertise to be able to even touch the cranes. We see the same thing in the automotive industry. And this is not anything special in that sense.

The other content which is moving all over the world, let's say, country after country, it's becoming safety-oriented, safety aware, and aware of the safety problems. We have to realize that we are often – there are obviously hanging 1 ton to 50 tons to 100 tons in the air. If something happens, that pretty poses a great risk. And that means that only an expert in crane technology should handle that ambitious growing concern or still driving our business. Even China is becoming more safety-conscious these days.

Q - Joe O'Dea

That's very helpful. Thanks for the details there. And then as a follow-up, could you just share what the assumed tax rate is in the year one estimated kind of synergies and then year three, just how you see the tax rate for the combined entity over the next few years developing?

A - Ronald M. DeFeo

Kevin?

A - Kevin Bradley

Yeah. So, both companies have been basically lingering in the low 30% range for some time. As you know, at Terex, we've been pursuing fairly aggressively a global trading model to improve our commercial effectiveness but also financial efficiency on the tax side. We see the combination as a way to actually accelerate that model, as well as a benefit from – we've been getting hit periodically on the losses, not benefit issue. We think the stability of Konecranes' income and actually the geographic footprint of their losses and profits actually will be accretive to helping us accelerate improvement on that issue as well. So, bottom line, we think, within two to three years of closing, we can move the aggregate tax rate fairly conservatively into the mid -20s from a combined 31%, 32% today.

Q - Joe O'Dea

Great. Thank you.

A - Stig Gunnar Gustavson

And we have to say that Konecranes has been a bit lazy in optimizing the tax situation. And here, we have – if Terex has something to learn on service, we certainly have something to learn on this point.

A - Kevin Bradley

Thank you.

Q - Joe O'Dea

All right. Thanks.

Operator: Our next question comes from the line of Steven Fisher of UBS.

Q - Steven Fisher

Thanks. Good morning. Maybe for Ron, what potential do you see to accelerate these savings targets like you've done for your own current initiative that Terex has done? Are there any constraints about European labor rules that may keep it a full three-year process?

A - Ronald M. DeFeo

Well, this is a good situation because I think the attitude of both companies here, as we enter into this is, let's under promise and over deliver. And since we don't have complete details and since a lot of the results of how you achieve savings is a result of collaboration with works councils and other people, and in essence, a certain way how much you can grow your business drives your efficiencies and productivities. I think we're quite comfortable with the synergy numbers that we put up on the board. But also quite aware that there's probably more opportunity here than we've established day one here.

Q - Steven Fisher

Okay. That's helpful. And then...

A - Stig Gunnar Gustavson

Our view is totally parallel to Ron’s.

Q - Steven Fisher

Okay. And you guys have discussed the benefits of scale, technology, and service. Does a transaction like this make sense for other parts of Terex business particularly construction cranes and construction equipment, or maybe anything else? I mean, is this really the first step in a similar journey for other parts of the business?

A - Ronald M. DeFeo

Well, let me say – this is really a Terex question, so let me say what my attitude is on this. We have created here and will establish, where our business – where 92% of our business were leaders on those fields. So – and we put people in the air by lifting them up, and we lift material and handle material. That's the core part of our business, and that's what we're going to do. Now perhaps in the future there are other strategic decisions that the new board of directors will evaluate. And I think that's just natural and normal. Led by Stig, I think the board will properly govern the management with regard to us making the right investment decisions. So, businesses that could be combined, and evaluated, and put together with others, that's what we should do each and every day. And I think that's the right attitude. I think, Stig, you would share that, would you not?

A - Stig Gunnar Gustavson

Absolutely. And actually my background some 10 years back or 20 years back, is in the production, in production management. And if you look at the equipment that Terex is different, other divisions are producing such as Aerial Work Platforms, they are technically not that different from the kind of lift that we are producing, and there I see we haven't factored this in yet, we have not. But I see further potential in sourcing, in logistics, and so forth in those areas. Also, if you go to mobile cranes, we have a line of business in heavy container truck handling. Also there should be purchasing synergies to be taken home. But, this is also something we haven't capitalized on yet in the numbers, too little about that, but they're certainly will be there. On the commercial side, I have to rest my case for the moment.

Q - Steven Fisher

Okay. Thanks very much.

Operator: Our next question comes from the line of Jerry Revich of Goldman Sachs.

Q - Jerry Revich

Good morning, and good afternoon.

I'm wondering if you could talk about on slide 13 just bridge for us Konecranes Terex EBIT today versus the goal for tomorrow, the $500 million bridge, $120 million from fresh synergies. I think there's $200 million from Terex synergies. Can you just flesh out the other pieces?

A - Ronald M. DeFeo

Jerry, I don't think we want to provide that level of detail at this point in time. Certainly, we have it internally, but as you might imagine, we are still two free -standing public companies, and we have a game plan. And we think this is where we're headed tomorrow. It's a goal. But we're not ready to provide it in the format which might appear to anybody to be guidance. So, I think our view is to give you a sense of what the opportunity is, but not provide that level of detail yet. I apologize for that.

Q - Jerry Revich

Okay, Ron...

A - Stig Gunnar Gustavson

And I echo that statement.

Q - Jerry Revich

Okay. And maybe just to clarify. Does that step-up include the individual cost savings program that the two companies are in the middle of based on previous public comments?

A - Ronald M. DeFeo

I think all existing initiatives that are underway would be included here.

Q - Jerry Revich

Okay. And then lastly, I'm wondering if you could just talk about the long -term capital structure for the businesses. Konecranes have targeted net debt to equity of 50% to 80%. Is that the framework we should be thinking about and any broader comments that you can share?

A - Stig Gunnar Gustavson

The only comment we have here is yes.

Q - Jerry Revich

Okay. Thank you.

A - Ronald M. DeFeo

And I would say yes too.

Q - Jerry Revich

Thanks.

Operator: Our next question comes from the line of Vishal Shah of Deutsche Bank

Q - Chad Dillard

Hi. This is Chad Dillard on Vishal. So, I just wanted to go back to your revenue bridge going from $10 billion to $10.6 billion over the next couple of years. Just trying to understand how much do you expect to come from service and what, if any, revenue synergies are you assuming there?

A - Ronald M. DeFeo

We're not providing that information yet. I mean, we need to put this in context. We're announcing a merger of equals today with a sense of where we believe the opportunity is. We're not reporting earnings. We're not reporting last quarter. We're not projecting guidance at this stage. So, we want to be clear that the critical things that you should walk away from are these. Two great companies with great histories, with clear historical financial performance, $119 million of after-tax synergies that we think are rock solid and some level of growth and some level of improving performance that we have yet to forecast but we think has a potential that looks a little bit like this. Stig, if you want to add anything more to that.

A - Stig Gunnar Gustavson

Yeah. I would add some – I hope all our listeners understand that some of the data had to be dealt with through the clean room and clean team approach. And therefore, some of the data are competition sensitive. And as long as we are separate competing companies, we just cannot share that. We have some ideas, some understanding and some assumptions. We feel quite comfortable in our own assumptions. But it would – we cannot share that in the public.

Q - Chad Dillard

Got it. And then I – this question is maybe a little bit too early but I'll go ahead and ask. So, can you just talk about your manufacturing footprint as a combined company and how will it compare to Terex's legacy company, and then what sort of opportunities do you see to leverage this footprint for additional cost savings?

A - Ronald M. DeFeo

Well, I guess we've said 20% of our...

A - Stig Gunnar Gustavson

Yeah. I can in principle elaborate on that and talk first about industrial lifting, basically, called cranes. Cranes are such a bulky items. Do not transport over long distances very easily. There we need a geographically good spread all over the continents, not only in America but also in Europe, south Europe and northern Europe, and also in the Far East.

But on the component side, the components are more like – component manufacturing is – can be compared to the auto industry where factories are more like assembly lines that are fed through the supply network of components. We're talking about brakes, we're talking bearings, we're talking about structures, we're talking about electrical motors, we're talking about computerized items and so forth. It is a quite complicated logistical process. Yeah, the biggest challenge is in organizing the logistics chains in a good way and also being able to shop around for the best suppliers. Those are the main things here. And we have high hopes that we would be able to – with combined volumes, we will be able to shop around for better and more favorable pricing to be – have scale also on that front, in that part.

Then when it comes to, for instance, technical development, we all know that the technical development computerized control systems, in this case, cannot be of the kind that many of us are accustomed to, but typically PC-related apps and whatever they are. If you have 50 tons hanging up in the air, the program has to be – the code has to be totally fail safe. And that means that also it costs a lot. So, then we have a lot of things to do together. The scale also makes a big difference.

A - Thomas Gelston

Okay. In the interest of time of any future questions be just one question, we have at most about another 15 to 18 minutes.

Operator: Our next question comes from the line of Johan Eliason of Kepler Cheuvreux.

Q - Johan Eliason

Yeah. Hi. This is Johan Eliason with Kepler Cheuvreux. Obviously, this deal is something that I know Konecranes has been looking at already before Terex acquired Demag, i.e., merging with Demag and Konecranes to create the biggest player. You will obviously reach your target of 30% global market share I think roughly post this deal. What about Kato? You own 23% of the global number four in the industrial crane business. Are they part of this thinking as well going forward? Thank you.

A - Pekka Ilmari Lundmark

You are right, Johan, that we own 23% of Kato. But that has obviously nothing to do with this transaction. There is nothing new to announce there. Kato is a good partner for us. In addition to the shareholding that we have there, we have an industrial cooperation with them. They distribute some of our products in Japan, and we distribute some of their products in other parts of the world. And I certainly hope and believe that that cooperation will continue also within the combined Konecranes-Terex group.

Q - Johan Eliason

Good. And then, just a follow-up on anti-trust. I know you discussed this earlier but I also know that when the Demag acquisition was discussed. I think it was sort of indicated that you would reach a market share above 40% in specifically Germany. Don't you see this as a problem now or is the issue rather around the European anti-trust level these days?

A -  Ronald M. DeFeo

I would like to say this from my perspective. And that is, I don't really want to comment on anti-trust. I don't want to say what was said before and even give credibility to what was said before. I think we're going to look at this anew, freshly. Many, many years have happened since all of that conversation. So, I don't really think we should have much more conversation about it.

Q - Johan Eliason

Okay. Thank you.

A - Ronald M. DeFeo

Okay. Thank you.

Operator: Our next question comes from the line of Eli Lustgarten of Longbow Securities.

Q - Eli Lustgarten

Good morning, everybody, and afternoon. Congratulations. Can we just get – if we could maybe get a comment on whether there's any thought of just putting the lifting, Industrial Lifting & Port Solutions to get the business together and not combining the rest of Terex at this time, have a separate entity because that's where the merger of equals really takes place?

And the second part, can you give us some idea of what the outlook for Konecranes has been? We have a pretty good sense in guidance from Terex. Is it right that the market is relatively soft where the industrial lifting and port handling solution, that it pays to have this combined company together for cash flow instability?

A - Stig Gunnar Gustavson

If I take the Konecranes outlook part first, our guidance for this year is that we expect both our top line and our operating profit excluding restructuring cost to grow from that of last year. The general trend in our market has been that the equipment market as such has not really been growing. But what we are seeing to grow is the service market for the three reasons that we discussed, staging workforce, increasing technology, and increasing role of safety which is driving the total outsource service growth in the coming years.

We are not really counting on any measure growth on the industrial investments or equipment market. If that comes, that is then an additional upside. But our kind of base assumption is that the equipment market will stay kind of flattish and the service market will grow.

A - Ronald M. DeFeo

And then, Eli, then the comment on your question – first part of your question. We've looked at all different ways potentially driving value for Terex, but we think this is the best way. In many respects, the scale and diversity of the enterprise and the service opportunity just told us that we need to focus on the strong platforms that we have that each can grow.

And while Industrial Lifting and Port Solutions at a business combination makes tremendous sense. The diversification and geographic spread of our other businesses help just build a much better company and the scale of which will drive technology, investments, and cash flow, so that's the way we approach it.

Q - Eli Lustgarten

All right. Thank you.

Operator: Our next question comes from the line of Sachin Shah of Albert Fried.

Q - Sachin Shah

Hi. Good morning, and good afternoon. Congratulations on the deal. Just want to go over some of the regulatory approvals for the transaction, and I know you mentioned that you're not expecting – you're expecting to get them, but just want to find out what the termination fee is or is there any termination fee that in relation to getting the regulatory approvals?

A - Ronald M. DeFeo

We have a business combination agreement, and the business combination agreement – it, obviously, is built around the idea that we will get reasonable regulatory approval. That's our intention. Competition in this industry is difficult. It comes from all places and all locations. We realized that we have a process to go through as we've said several times on this call. And we don't have a specific amount that would be a termination fee. Because of that, we just don't think that was a – didn't think was appropriate. And we are in this together. We have done good analysis, but we know that it will get reviewed, and that's really all we can say about it at this stage.

Q - Sachin Shah

Okay. So, as far as regulatory approvals, aside from U.S. and at the EC level, are there any others like China or anywhere else globally that you're going to require the approval?

A - Ronald M. DeFeo

All the big markets.

A - Stig Gunnar Gustavson

All the big market will, including China. The problem we see in China is only the time line.

A - Ronald M. DeFeo

Right.

A - Stig Gunnar Gustavson

China seems to be very slow in processing this request.

Q - Sachin Shah

Okay. So, the path to completion potentially could be China then?

A - Stig Gunnar Gustavson

I don't think so. Of course, we don't know. China is not a democracy. It's an authoritarian country, and it's very difficult to say anything about it. We will see, but that's certainly not a deal breaker there.

Q - Sachin Shah

Okay. Thank you very much. Congratulations.

Operator: Our next question comes from the line of Ross Gilardi of Bank of America.

Q - Ross Gilardi

Hey, good morning, good afternoon. Thank you. You just mentioned China. I was just curious what is the combined direct exposure to China of the two companies. I saw you broke out rest of the world, but I wonder if you could give more color there. And what, if any, impact do you see from the devaluation today and just threat of Chinese competition in the core business?

A - Ronald M. DeFeo

Would you like me to start, Stig, on...

A - Stig Gunnar Gustavson

Yeah. You can do that. This is, of course, a difficult question to answer because, again, we are two competing companies. And we cannot share this kind of information in any detail.

A - Ronald M. DeFeo

All right. I would not be in a position to say what our total business is in China. But I would say that for Terex at large, China has been an important market. We've learned a lot. We've grown a lot. And we've become reasonably profitable. Not just in the industrial-lifting side but in several of the core products where we concentrate.

In my view, this as a macro question, Ross, and that is China's devaluation probably will allow China to get its engine moving a little bit. And anything that gets the Chinese engine moving, at this stage, can be nothing but good for our business. Because they need to get commodity purchases going and drive that part of the world. And with commodities being as low as they are, it really puts a bit of a –

it puts a bit of a cap on global growth. So, I don't know if that's the answer, but I don't view it as negative. I think we – I don't necessarily see this a strong positive. We'll wait and see. I don't think there's a huge risk for both enterprises at this stage. But if anything, it's on a margin to positive.

A - Stig Gunnar Gustavson

Maybe Pekka could comment also on the footprint.

A - Pekka Ilmari Lundmark

Yeah. Well, first of all, the devaluation question. The Chinese market for us has been pretty weak the past two years, and we would certainly hope that the devaluation would jumpstart some of the engines there, because there is a lot of potential. When it comes to the market exposure, I can repeat what we have said in public earlier that China is, depending on the year, has been number two or number three of our markets, and that's where it is, but it still represents less than 10% of our revenue.

A - Stig Gunnar Gustavson

And on the footprint in China, we have moved inland from this higher cost Shanghai area. On the other hand, Terex has a coastal location which is ideal for combined company.

A - Ronald M. DeFeo

Okay. Thank you.

Q - Ross Gilardi

Thank you.

Operator: Ladies and gentlemen, due to time constraints we won't be able to take all the questions on today's call. Our next question will come from the line of Cliff Ransom of Ransom Research, Inc.

Q - Cliff Ransom

I'm always better to sneak in under the wire. Rather than comments that it looks like the synergy savings are low, I will ask you if the potential sales synergies in most of these industrial competitions far exceed (0 1:16:08) the cost savings, is that true? And number two will be a simple answer, which company is further along in Lean Thinking?

A - Stig Gunnar Gustavson

That's a good one. We are sure think lean – as a matter of fact, when Professor Shingo in Japan with Toyota came out with idea of lean manufacturing, the first place outside Europe that Professor Shingo was lecturing was at our Jamilina plant. Therefore, this has been embedded in our genes for over 30 years by now. It's hard to beat that.

A - Cliff Ransom

Well, it's only hard to beat that if it's relevant today as opposed to when it started. We have lots of examples where Dr. Shingo went but where it didn't fit.

A - Stig Gunnar Gustavson

Yeah. Of course.

A - Pekka Ilmari Lundmark

May I continue what Stig said. This is not a proper definition as to how we and we are. But as those of you have been following Konecranes know that we have had pretty big investment program going on for the last three to four years where we are basically renewing our industrial processes and especially the fragmented information systems we ever had. We are right now building and launching a new generation of integrated systems and we are roughly half way. So, there is still a lot to do and there is a lot of in-built profit improvement potential out there once we are complete. It will still stay roughly to the end of next year for us to be complete on the main installations.

The first part of your question, the answer is very simple. There are no revenue synergies included in that numbers that you have. Everything that we are talking about, we had, for example, the combination of Demag installed base and the combined service organization and the revenue opportunities that that provides when customers outsource more and more services. None of that is factored in, in the synergy calculations.

Q - Cliff Ransom

Okay. Thanks. That gets my group moving in the right direction. I look forward to learning more about it.

A - Ronald M. DeFeo

Thank you, Cliff. And operator I'm going to have to take one more question and then I'm going to ask Stig to make some closing remarks and then I'll end with a few closing remarks as well.

Operator: Thank you, sir. [Operator Instructions] Our last question will come from the line of Seth Weber of RBC Capital Markets.

Q - Seth Weber

Great. Thanks. Good morning and good afternoon. The topic has come up a couple of times, but I'm – can you just detail a little bit how much of this transaction was really driven by emerging market competition, the need to feel to go together in order either bring your cost down or become more efficient in order to fend off some of these developing market competitors? Thank you.

A - Ronald M. DeFeo

Seth – Go ahead, Stig, if you want to start.

A - Stig Gunnar Gustavson

Yeah, I can start. Basically, we're talking about three major complex questions here. We all know that this is, at the moment, the mature market. It's not a very big-margins market such as some of the other companies we see around. And this means that economy of scale is of essence. The bigger we can be, the longer the production runs; the more efficient we can, the more leaner, as we have spoken about, we can make our production lines; the more we can have joint technology all over the world, the better our unit costs. And this is a very important thing where we are facing the kind of low-cost social dumping competition that doesn't honor our pledge of safe lifting all over the world. So, this is one thing which combines the competitiveness in the old countries, America and Europe, with the competition coming from the East. But this is a must.

The second biggest thing is the ability to move forward into modern type of equipment with adding computerized electronic features to refurnish the kind of old-style technology we see around still in many, many places. Yet again, I can draw the analogy from the automotive industry. The car today is totally different from, say, only 10 years ago. And this same technical thing is moving also in the cranes. Here, again, scale matters. The third component has been already discussed here, and that is the development we see with our customers becoming more safety –oriented, and with an aging population with engineers that are no longer fit to take care of today's technology, all of that drives the very sustainable but not cyclical servicing development.

We need to capitalize on all these mega trends. And we are, by doing this transaction, we can really get to grips with that and become a formidable company in this area in the whole world. Those are the sort of bigger drivers here. Then, of course, there are administrative and geographic and then so forth, other marketing -related, production-related, sourcing-related questions, but these are the main things. Thank you.

Q - Seth Weber

Thank you very much.

A - Thomas Gelston

Okay, Stig. So, do you want to close out and...

Stig Gunnar Gustavson

Yeah. I would close by saying thank you, everyone, for your time today. I think we have been able to establish that Konecranes Terex will be in an excellent position to deliver a wide range of benefits – we have been into some details about that – to the customers. We have to remember that the customer is the one with the money. We can only get his money if we're able to serve him well. Now, this helps us, to be just that, to be able to serve him well, to navigated the head winds, to have low cost yet good developed product and related services. But this means that we will deliver benefits for our shareholders both near term and long-term. We are really looking forward to the future together. Thank you.

Ronald M. DeFeo

Thank you, and thank you everyone on this call today. We're quite excited about this new company we're building. Today's news is about the announcement of the company. We'll build and continue to structure a great plan for tomorrow, and we'll be committed to executing it on time, on budget and quite effectively with the context of a customer focused as Stig mentioned.

Thank you very much. Anybody who didn't get the chance to ask a question, please follow up with any of the Konecranes management or the Terex management as appropriate. I appreciate your interest.

Operator: Thank you. Ladies and gentlemen, this does conclude today's call. You may now disconnect.

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Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and

Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes, through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus / Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.